Roth Capital Partners, LLC

24 Corporate Plaza

Newport Beach, CA  92660

December 22, 2011

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.  20549

Re:          Lucid, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-173555)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 8:30 a.m., Eastern Time, on Friday, December 23, 2011, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned and the other underwriters have effected from December 13, 2011 through the date hereof approximately the following distribution of:

Preliminary Prospectus dated December 13, 2011 and December 21, 2011

273 copies to prospective institutional investors, dealers and others

The undersigned confirms that it has complied with and will continue to comply with, and that it has been informed by participating dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC, as representative of the underwriters

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	Head of Equity Capital Markets